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[HARCOURT GENERAL LOGO]
                                     Harcourt General Inc.
                                     27 Boylston Street, Chestnut Hill, MA 02167
                                     Tel 617 232 8200
         Peter Farwell
Contact  Vice President                                             News Release
         Corporate Relations
         (617) 232-8200                          FOR IMMEDIATE RELEASE


           HARCOURT GENERAL RAISES STAKE IN THE NEIMAN MARCUS GROUP
           --------------------------------------------------------

        CHESTNUT HILL, MA, November 8, 1995 -- Harcourt General, Inc. (NYSE:H) announced today that it has purchased 831,400 shares of common stock in The Neiman Marcus Group (NYSE:NMG) in a privately negotiated transaction at a total purchase price of $15,588,750, or $18.75 per share.
        The purchase raises Harcourt General's holdings in The Neiman Marcus Group to 22,272,360 common shares, equal to 58.6% of that company's outstanding shares. Harcourt General also holds preferred stock in The Neiman Marcus Group which is convertible into an additional 8,990,000 common shares, which would give Harcourt General 66.5% ownership on a fully-converted basis.
        Robert J. Tarr, Jr., president and chief executive officer of Harcourt General, said, "Although Harcourt General has no plan to purchase any additional shares of NMG common stock, it may, from time to time, purchase additional shares depending upon market conditions and such other factors as Harcourt General deems relevant."
        Harcourt General, Inc. is a growth-oriented operating company with core businesses in publishing, specialty retailing and professional services.


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